W. John McGuire

Partner

+1.202.373.6799

john.mcguire@morganlewis.com

November 10, 2020

VIA EDGAR

Ms. Barbara T. Heussler

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust and WisdomTree Asset Management, Inc.
File No. 812-15129

Dear Ms. Heussler:

We are writing on behalf of WisdomTree Trust and WisdomTree Asset Management, Inc. (the “Applicants”) to respectfully request the withdrawal of the Applicants’ application for an order under Section 12(d)(1)(J) of the Investment Company Act of 1940 (the “Act”) for an Exemption from Sections 12(d)(1)(A), (B) and (C) of the Act and pursuant to Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (2) of the Act (the “Application”). The Application was originally filed with the Securities and Exchange Commission on May 13, 2020 and amended on September 10, 2020.

The Applicants respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

If you have any questions or need further information, please call me at (202) 373-6799.

Sincerely,

/s/ W. John McGuire
W. John McGuire

cc:	Ryan M. Louvar, Esq. (WisdomTree)
Joanne Antico, Esq. (WisdomTree)
K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)

1111 Pennsylvania Avenue, NW Washington, DC 20004 +1.202.739.3000 United States